Contact

www.linkedin.com/in/aaron-
kuntz-097887 (LinkedIn)
www.ccmarketinginc.com
(Company)

Top Skills

Customer Acquisition

Email Marketing

Lead Generation

Honors-Awards

2016 Inc. 500 Company, #81 Fastest
Growing Company for Lead Genesis,
LLC

2013 Inc. 5000 Company, #1251
Fastest Growing Company for
Consumer Credit Marketing, Inc.

2006 Inc. 500 Company, #251
Fastest Growing Company for
MarketerNet, LLC

2005 Inc. 500 Company, #54 Fastest
Growing Company for MarketerNet,
LLC

Aaron Kuntz

Partner at Rad Intelligence
Greater Chicago Area

Summary

Aaron is a lifelong entrepreneur and investor who excels at start-
up through growth and expansion of data-driven credit, marketing,
adverting and social media companies using predictive analytics as a
competitive differentiator.

In 1999, Aaron co-founded MarketerNet which was data and
analytics company in the financial services sector and built a credit
marketing and analytics platform that was ultimately sold in 2018
to Deluxe Payment Processing for $180 million. In 2008, Aaron
founded Consumer Credit Marketing, Inc. which has serviced the
debt settlement industry by providing analytics-based marketing data
for direct and digital marketing.

Aaron excels at bootstrapping to become profitable typically within
first year with minimal outside investment. Aaron is also an early
stage investor in high growth potential companies in lead generation,
data, financial services as well as several other industries. He also
has been on the Inc 500/5000 list four times with three separate
companies he's owned with two top 100 companies in 2005 (#54)
and 2015 (#81). Aaron has expertise in developing sophisticated
technology platforms and marketing data and campaigns for SMBs
at a reasonable price with functionality typically available only at the
enterprise-level.

Experience

Rad Intelligence
Investor/Partner and CFO
February 2018 - Present (5 years 9 months)
Greater Chicago Area

Original seed investor and CFO at social media influencer platform provider.
Rad is a marketplace for brands and publishers to distribute already made
content.

ShopGizmo
Investor
February 2020 - Present (3 years 9 months)
Los Angeles County, California, United States

Angel investor of an e-commerce platform to help save consumers the most
money when buying online.

Hoplark HopTea
Investor
September 2019 - Present (4 years 2 months)
Boulder, Colorado, United States

Early stage private investor at Hoplark HopTea company, tea made with hops
to taste like craft beer without alcohol, additives or calories. Participated in first
two rounds of outside (non-owner) funding.

LandTrust
Investor
October 2019 - Present (4 years 1 month)
Bozeman, Montana, United States

Early stage investor at LandTrust, a marketplace making it easy for
landowners to rent their properties to hunters.   Participated in first two rounds
of funding.

Consumer Credit Marketing, Inc.
President and Owner
October 2008 - Present (15 years 1 month)
Chicago, IL

Marketing services company catering to consumer financial industries. CCM
provides proprietary postal and mobile/SMS data feeds via APIs and lists
through an online count and order system.

Credintell.com
CEO and Founder
September 2016 - Present (7 years 2 months)
Chicago, IL

Credintell.com will empower consumer-initiated, anonymous shopping for
financial services on your own terms.

Credintell.com is a U.S. consumer website and set of tools and applications
that will allow you to manage and analyze all of their credit and finances
in one place through direct connections to credit bureaus, bank, asset

accounts, mortgage, auto, credit cards and other creditor or asset accounts. Credintell.com is a VRM (Vendor Relationship Management) solution that will help consumers take control of their own personal data and reduce marketing pollution and personal data proliferation in the era of Big Data.

Lead Genesis (Solar Leads)
Investor and Partner
February 2012 - May 2016 (4 years 4 months)
Las Vegas, Nevada

Lead Genesis provided customer acquisition services for the largest residential Solar providers in the US. Sole investor and partner in a solar generation start up company taking the business from $0 to $15 million in revenue within three years. Successfully exited in May 2016.

DataMyx, formerly MarketerNet
Chief Operating Officer and Co-Founder
August 1999 - April 2007 (7 years 9 months)
Chicago, IL

Created a self-service marketing data count and order platform with two credit bureaus, Experian and TransUnion. Served up financial service niche data marts for mortgage, automotive and student lending.

Experian
Major Account Representative
October 1995 - October 1999 (4 years 1 month)
Schaumburg, IL

Pioneer of mortgage pre-approved credit for direct marketing through direct mail and telemarketing. Managed accounts of Dell Financial Services, H&R Block Mortgage, and AutoNation Financial along with bringing in close to 50 mortgage banker and broker prescreen clients.

Education

Northwestern University
Master of Science (M.S.), Predictive Analytics · (2015 - 2017)

Northern Illinois University
Bachelor of Science (BS), Finance · (1991 - 1993)

University of Illinois at Urbana-Champaign

General · (1988 - 1989)